Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

November 18, 2019

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Mr. Bartz:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain follow-up comments received from the staff of the Division of Investment Management on October 16, 2019 regarding post-effective amendment No. 228 (“PEA 228”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 229 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on August 8, 2019, with respect to the Emerald Select trueMLP Strategy Fund (the “Fund”). Reference is also made to correspondence from the Registrant filed via EDGAR on October 11, 2019 responding to initial comments from the Staff on PEA 228 (the “Prior Correspondence”).

In connection with this response letter, and on or around November 29, 2019, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act (the “New PEA”), which is expected to include (i) changes to PEA 228 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided October 16, 2019 to PEA 228, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 228 or in the Prior Correspondence.

U.S. Securities and Exchange Commission

Division of Investment Management

November 18, 2019

Staff Comments:

1.	Staff Comment: Notwithstanding the Registrant’s response to Staff Comment 9 in the Prior Correspondence, because the Fund has a reference to “MLP” in the name, the Staff’s view is that the Fund is subject to Rule 35d-1 and needs to have an 80% investment policy with respect to MLPs. The Staff notes supplementally other open-end funds with “MLP” in the fund name employ 80% investment policies. Please revise the disclosure as appropriate.

Registrant’s Response: Without agreeing with the Staff as to whether the Fund’s name is subject to Rule 35d-1,1 the Registrant proposes to implement an 80% investment policy for the Fund, whereby the Fund’s principal investment strategy disclosure will state: “The Fund will invest, directly or indirectly through the Subsidiary, at least 80% of its net assets, including the amount of any borrowings for investment purposes, in securities of master limited partnerships (“MLPs”), businesses that operate and have the economic characteristics of MLPs but are organized and taxed as “C” corporations; securities issued by MLP affiliates; private investments in public equities (“PIPEs”) issued by MLPs; and other derivative instruments that in the Adviser’s view have similar economic characteristics to MLPs.”2

For purposes of testing compliance with the aforementioned 80% investment policy, the Registrant believes that it would be appropriate to use the notional value of the Fund’s derivative investments. In taking this position, the Registrant notes as an initial matter that the Commission, in adopting Rule 35d-1, did not provide definitive guidance as to how to calculate the asset value of derivatives. The Fund is reserving the right to use an investment’s notional value to comply with its 80% investment policy where determined appropriate in the Adviser’s discretion. The Fund respectfully notes that the use of notional value of derivatives in applying the 80% policy could be seen to further the purposes of Rule 35d-1 under certain circumstances, such as when a position’s notional value more accurately reflects “economic characteristics” and “economic fortunes and risks” of the fund’s investments.

The Registrant further believes that this is consistent with the Commission’s statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) to the effect that “[i]n appropriate circumstances,” a fund could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” Based on information from the Adviser, the Registrant respectfully submits that for the derivatives expected to be used by the Fund and by the Subsidiary, the notional value may be more indicative of the potential investment exposure and return on a particular underlying asset, which means the notional value might be seen to provide a more accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.

1 While the Registrant acknowledges that at least one registered investment company, the Eagle MLP Strategy Fund, has adopted an 80% investment policy while using the word “strategy” in the fund’s name, the Registrant does not believe that this is dispositive on the question of whether the Fund’s name is subject to Rule 35d-1.

2 The Registrant also notes the following adjustment to the Fund’s principal investment strategy disclosure: “The Subsidiary, which will also be managed by the Adviser and by the Sub-Adviser, is expected to invest in one or more total return swaps, the reference asset for which will be indices of MLPs or individual MLPs.” (newly-added words in bold italics).

U.S. Securities and Exchange Commission

Division of Investment Management

November 18, 2019

2.	Staff Comment: The Staff is reiterating Comment 14 in the Prior Correspondence requesting disclosure in a footnote of the cost of investing in swaps. The Staff’s view is that such costs are akin to “Acquired Fund Fees and Expenses” from a shareholder perspective, and that such disclosure helps investors understand hidden costs associated with investments in swaps, especially where such investments are a principal part of the strategy. Please include an estimate of the costs in a footnote. If the costs cannot be estimated, please explain supplementally in correspondence why this is the case.

Registrant’s Response: Comment complied with. Based on information provided by the Adviser, the Registrant will include a footnote in the Fund’s fee table stating that “[c]ertain embedded costs the Subsidiary’s investment in swaps may be indirect expenses of the Fund, which are not reflected in [the fee table].”

The Registrant does not believe that it is able to accurately provide an estimate of the costs associated with such swaps, as the actual costs could vary significantly from time to time, which might render an estimate to become potentially misleading at times. As a consequence, the Registrant declines to include an estimate of the swap costs in the fee table.

3.	Staff Comment: The Registrant has proposed new disclosure stating that “[t]he Fund expect to invest 25% or more of its assets . . . in the energy infrastructure industry.” Please rephrase this to “[t]he Fund will invest 25% or more of its assets . . .”.

Registrant’s Response: Comment complied with. The Registrant has made the aforementioned edit in the New PEA.

4.	Staff Comment: Please provide a completed fees and expenses table, as well as expense examples.

Registrant’s Response: Comment complied with. The Registrant notes that it has previously responded to this comment via EDGAR correspondence filed with the Commission on October 8, 2019. In the interest of providing the most current information, the Registrant is enclosing an updated version of the tables herewith as Exhibit A.

* * * * *

U.S. Securities and Exchange Commission

Division of Investment Management

November 18, 2019

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

U.S. Securities and Exchange Commission

Division of Investment Management

November 18, 2019

Exhibit A

	Class A	Institutional Class
Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) on purchases (as a percentage of offering price)	4.75%	None
Maximum deferred sales charge (as a percentage of the lower of original purchase price or redemption proceeds)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees(1)	0.68%	0.68%
Distribution and Service (12b-1) Fees	0.35%	0.00%
Total Other Expenses	0.68%	0.73%
Other Fund Expenses	0.68%	0.68%
Shareholder Services Fees	0.00%	0.05%
Acquired Fund Fees and Expenses	0.04%	0.04%
Total Annual Fund Operating Expenses(2)	1.75%	1.45%
Fee Waiver and Expense Reimbursement(3)	-0.65%	-0.65%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	1.10%	0.80%

(1)	The Fund intends to invest a portion of its assets in a wholly owned Cayman subsidiary (the “Subsidiary”). The Subsidiary has entered into a separate advisory agreement with Emerald Mutual Fund Advisers Trust (“Emerald” or the “Adviser”), and a separate sub-advisory agreement with Liberty Cove, LLC, the Subsidiary’s investment sub-adviser and the Fund’s investment sub-adviser (“Liberty Cove” or the “Sub-Adviser”), for the management of the Subsidiary’s portfolio.
(2)	Other Expenses are based on estimated amounts for the Fund’s first fiscal year.
(3)

The Adviser has agreed contractually to waive a portion of its fees and reimburse other expenses until in amounts necessary to limit the Fund’s operating expenses (exclusive of Acquired Fund Fees and Expenses, brokerage expenses, interest expenses, taxes and extraordinary expense) for Class A and Institutional Class shares to an annual rate (as percentage of the Fund’s average daily net assets) of 1.06% and 0.76%, respectively. This agreement (the “Expense Agreement”) is in effect through August 31, 2021. The Adviser will be permitted to recapture, on a class-by-class basis, expenses it has borne through the Expense Agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in the Expense Agreement; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expense more than three years after the date on which the fees and expenses were deferred. The Adviser may not discontinue this waiver, prior to August 31, 2021, without the approval by the Fund’s Board of Trustees.

U.S. Securities and Exchange Commission

Division of Investment Management

November 18, 2019

Example

This example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This example reflects the net operating expenses with expense waivers through the current term of the Expense Agreement, which ends on August 31, 2021. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:	1 YEAR	3 YEARS
Class A Shares	$582	$939
Institutional Class Shares	$82	$395
You would pay the following expenses if you did not redeem your Shares:
Class A Shares	$582	$939
Institutional Class Shares	$82	$395